FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Additional High-Grade Intercepts Beyond Existing Mineral Resources Across Multiple Areas of Focus at Island Gold

Toronto, Ontario (July 13, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold Mine, further extending high-grade gold mineralization in all three areas of focus. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

•
Island East Lower: high-grade mineralization intersected in the 120 metre (“m”) gap between Mineral Resources in the middle and lower portion of Island East. All 28 holes drilled to date in this area have intersected the E1E Zone including 17 intersecting ore grade gold mineralization. This continues to confirm the vertical continuity of the E1E Zone over 1.2 kilometres (“km”), between a depth of 300 m and 1,500 m in the eastern part of the deposit. New highlights include:

•	44.30 g/t Au (44.30 g/t cut) over 2.25 m (MH21-04); and

•	29.05 g/t Au (26.67 g/t cut) over 4.86 m (620-MH2-01).

•	Island East Upper: high-grade mineralization intersected 200 m east of the nearest Mineral Reserves (620-616-07). New highlights include:

•	18.72 g/t Au (16.44 g/t cut) over 3.64 m (620-616-07); and

•	21.30 g/t Au (15.52 g/t cut) over 2.24 m (620-616-02).

•
Island Main: high-grade mineralization intersected 150 m east of existing Mineral Reserves at the 840-level (840-566-06) and 80 m east of existing Mineral Reserves at the 1000-level (840-570-02). New highlights include:

•	52.10 g/t Au (22.54 g/t cut) over 10.31 m (840-566-01);

•	21.01 g/t Au (21.01 g/t cut) over 4.26 m (840-566-06); and

•	31.19 g/t Au (31.19 g/t cut) over 2.22 m (840-572-02).

•	Island West: high-grade gold mineralization extended 70 m from the nearest previously reported drillhole MH16-03 (152.07 g/t Au (35.74 g/t cut) over 5.01 m). New highlights include:

•	25.41 g/t Au (23.07 g/t cut) over 5.58 m (MH22-04).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 225 g/t Au for Main and Extension 1 areas, and 160 g/t Au for Extension 2 Area.
“Island Gold has seen exceptional growth over the last several years with the deposit doubling in size since we acquired it in 2017. This includes the addition of nearly one million ounces of Mineral Reserves and Resources through our 2019 exploration program to now total 3.7 million ounces. This growth has been incorporated into a Phase III Expansion Study of the operation which we will be releasing the details of later this week,” said John A. McCluskey, President and Chief Executive Officer.

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“These new high-grade results from the 2020 program demonstrate both the significant potential for further growth in Mineral Reserves and Resources and upside to a Phase III Expansion of the operation,” Mr. McCluskey added.
2020 Exploration Drilling Program - Island Gold Mine
Exploration activities at Island Gold remain focused on continuing to define new near mine Mineral Resources and building on the success of the 2019 drilling program. Exploration drilling programs at Island Gold were temporarily suspended on March 25, 2020 given the COVID-19 pandemic; however, began ramping back up in May. The underground diamond drilling program restarted in May with four undergound diamond drill rigs currently operating including two focused on underground directional drilling. The surface directional diamond drilling program resumed in early June with three drill rigs currently drilling.
A total of 11,886 m of surface directional diamond drilling and 9,169 m of underground exploration diamond drilling has been completed as of June 30, 2020. New highlight intercepts can be found in Figures 1, 2, and 3 and Tables 1 and 2 at the end of this news release.
Island East Lower
Surface and underground directional drilling continue to extend gold mineralization with drill hole spacing ranging from 50 m to 100 m (Figure 2).
New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	29.05 g/t Au (26.67 g/t cut) over 4.86 m (620-MH2-01);

•	44.30 g/t Au (44.30 g/t cut) over 2.25 m (MH21-04); and

•	10.98 g/t Au (10.98 g/t cut) over 2.09 m (MH23-01).

Gold mineralization continues to be intersected within the 120 m gap between the Inferred Mineral Resource blocks in the middle and lower portion of Island East. This includes new drillholes MH21-04 44.30 g/t Au (44.30 g/t cut) over 2.25 m and 620-MH2-01 29.05 g/t Au (26.67 g/t cut) over 4.86 m. All 28 holes drilled to date in this area have intersected the E1E Zone including 17 intersecting ore grade gold mineralization. This continues to confirm the E1E Zone extends vertically over 1.2 km, between a depth of 300 m and 1,500 m in the eastern part of the deposit.
Island East Upper
Underground exploration drilling is being conducted from the 620 level exploration drift. Drilling is testing an area to the east of the Mineral Reserve and Resource blocks in the Eastern Area, between 300 m and 1,100 m vertical depths, and above Inferred Mineral Resources in the lower portion of Island East.
New highlights from the underground exploraton drilling program in the E1E Zone include (Figure 3, Table 2):

•	18.72 g/t Au (16.44 g/t cut) over 3.64 m (620-616-07);

•	8.41 g/t Au (8.41 g/t cut) over 6.30 m (620-610-26);

•	21.30 g/t Au (15.52 g/t cut) over 2.24 m (620-616-02); and

•	8.15 g/t Au (8.15 g/t cut) over 3.83 m (620-616-04).

New drillholes 620-616-07 (18.72 g/t Au (16.44 g/t cut) over 3.64 m) intersected high-grade mineralization within the E1E zone 200 m east of the nearest Mineral Reserves of Island East.

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Two surface directional drill rigs and one underground directional diamond drill rig remain active in Island East, focused on further extending high-grade mineralization and defining additional Mineral Resources, including within the gap area between Inferred Resources.
Island Main
Underground exploration drilling is being conducted from the 840 level exploration drift. Drilling is testing an area to the east of the Mineral Reserve and Mineral Resource blocks in the extension of the Main Zone, between 700 m and 1,100 m vertical depths, and above Inferred Mineral Resources of the Main Area.
New highlights from the underground exploraton drilling program in the E1E Zone include (Figure 3, Table 2):

•	52.10 g/t Au (22.54 g/t cut) over 10.31 m (840-566-01);

•	21.01 g/t Au (21.01 g/t cut) over 4.26 m (840-566-06);

•	31.19 g/t Au (31.19 g/t cut) over 2.22 m (840-572-02); and

•	13.53 g/t Au (13.53 g/t cut) over 2.36 m (840-566-02).

Island West
Surface directional drilling in Island West intersected and extended high-grade gold mineralization (drillhole MH22-04) 70 m from the nearest previously reported drillhole MH16-03 (152.07 g/t Au (35.74g/t cut) over 5.01 m).
New highlights from the surface drilling program include (C-Zone) (Table 1):

•	25.41 g/t Au (23.07 g/t cut) over 5.58 m (MH22-04).
One surface directional drill rig remains active in this area focused on defining new near mine Mineral Resources.
Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zone which constitute the main production horizons at the Island Gold mine. Highlights of new intersections from underground and surface exploration drilling of parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (reported composite intervals are core lengths) (Table 1 and 2):

•	40.34 g/t Au (40.34 g/t cut) over 2.75 m (620-MH2-01); and

•	3.90 g/t Au (3.90 g/t cut) over 8.60 m (620-610-26).

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the surface exploration drilling program were completed at LabExpert in Rouyn-Noranda, Quebec. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited

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laboratory. The Quality Assurance / Quality Control procedures are more completely described in the Technical Report filed on SEDAR by Richmont Mines, July 13, 2017.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", “believe", "anticipate", "plan", “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to planned exploration programs, the estimation of mineral resources, exploration results, potential mineralization, changes in Mineral Resources and Proven and Probable Mineral Reserves, the release of the Island Gold Phase III study results and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release include: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that

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the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island Main and West @ 225 g/t Au; Island East @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH22-04	C	Island West	1531.50	1546.40	14.90	5.58	25.41	23.07	1377
MH21-04	D1	Island Main	1299.00	1311.50	12.50	11.26	4.03	3.10	1120
MH25-01	D1	Island Main	1570.20	1576.50	6.30	6.08	3.82	3.82	1296
MH20-04	E1E	Island Main	1174.70	1180.72	6.02	4.45	3.33	3.33	1111
MH20-05	E1E	Island East	1141.80	1145.80	4.00	3.73	4.22	4.22	1056
MH21-04	E1E	Island Main	1288.70	1291.20	2.50	2.25	44.30	44.30	1108
MH21-05	E1E	Island Main	1280.60	1283.85	3.25	3.19	3.90	3.90	1079
MH23-01	E1E	Island East	1077.00	1079.40	2.40	2.09	10.98	10.98	1000

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Table 2: Island Gold - Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island Main @ 225 g/t Au; Island East @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
620-610-26	E1E	Island East	318.60	333.70	15.10	6.30	8.41	8.41	808
620-616-01	E1E	Island East	143.00	148.00	5.00	2.94	6.28	6.28	641
620-616-02	E1E	Island East	267.00	273.40	6.40	2.24	21.30	15.52	751
620-616-04	E1E	Island East	79.06	83.10	4.04	3.83	8.15	8.15	561
620-616-07	E1E	Island East	79.40	83.32	3.92	3.64	18.72	16.44	532
620-MH2-01	E1E	Island East	806.20	812.20	6.00	4.86	29.05	26.67	1177
840-566-01	E1E	Island Main	291.75	310.20	18.45	10.31	52.10	22.54	1041
840-566-02	E1E	Island East	260.35	264.75	4.40	2.36	13.53	13.53	1002
840-566-05	E1E	Island East	176.10	185.50	9.40	7.96	4.48	4.48	880
840-566-06	E1E	Island Main	154.20	159.90	5.70	4.26	21.01	21.01	842
840-566-07	E1E	Island Main	283.50	292.60	9.10	3.73	6.90	6.90	1028
840-572-02	E1E	Island Main	293.30	297.65	4.35	2.22	31.19	31.19	1032
620-610-26	Unknown	Island East	101.60	110.20	8.60		3.90	3.90	664
620-MH2-01	Unknown	Island East	759.90	762.65	2.75		40.34	40.34	1164
840-572-03	Unknown	Island Main	200.00	202.20	2.20		6.33	6.33	915

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 3: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
MH17-13	334	-73	733	692320	5351076	395	Cut from MH17-11 at 882 m
MH20-04	337	-77	750	692063	5351541	394	Cut from MH20-02 at 644 m
MH20-05	337	-77	655	692063	5351541	394	Cut from MH20-04 at 668 m
MH20-06	337	-77	620	692063	5351541	394	Cut from MH20-05 at 688 m
MH20-07	337	-77	731	692063	5351541	394	Cut from MH20-06 at 558 m
MH21-04	321	-61	844	692072	5351272	395	Cut from MH21-03 at 580 m
MH21-05	321	-61	653	692072	5351272	395	Cut from MH21-04 at 783 m
MH22-02	342	-75	759	691000	5350855	393	Cut from MH22-01 at 833 m
MH22-03	342	-75	819	691000	5350855	393	Cut from MH22-02 at 854 m
MH22-04	342	-75	692	691000	5350855	393	Cut from MH22-03 at 966 m
MH23-01	333	-72	1211	692006	5351562	395
MH23-02	333	-72	735	692006	5351562	395	Cut from MH23-01 at 563 m
MH23-03	333	-72	647	692006	5351562	395	Cut from MH23-02 at 579 m
MH25-01	335	-80	1673	692314	5351074	398

Note: UTM mine surface elevation 382 m

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Table 4: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
620-610-26	166	-42	351	691585	5352111	-211
620-610-28	148	-40	351	691586	5352112	-211
620-616-01	155	-23	210	691642	5352134	-209
620-616-02	155	-38	309	691642	5352134	-209
620-616-03	152	72	135	691642	5352134	-209
620-616-04	158	20	111	691642	5352134	-209
620-616-05	158	-14	162	691642	5352134	-209
620-616-06	149	-6	141	691642	5352134	-209
620-616-07	140	47	114	691642	5352134	-209
620-MH1-01	148	-75	599	691707	5352177	-209
620-MH2-01	148	-80	878	691707	5352177	-209
840-566-01	154	-41	345	691192	5351928	-462
840-566-02	157	-37	303	691192	5351928	-461
840-566-03	154	-33	282	691192	5351928	-461
840-566-04	154	-29	270	691192	5351928	-461
840-566-05	158	-13	225	691192	5351928	-460
840-566-06	161	-1	207	691192	5351928	-460
840-566-07	148	-40	339	691192	5351928	-462
840-572-01	160	-29	270	691248	5351952	-460
840-572-02	157	-41	357	691248	5351952	-460
840-572-03	157	-21	267	691248	5351952	-460
840-572-04	157	-1	240	691248	5351952	-460
840-572-05	154	-11	240	691248	5351952	-460

Note: UTM mine surface elevation 382 m

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Figure 1: Island Gold Mine Longitudinal

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Figure 2: Island Gold Mine Longitudinal Main and East Areas - Surface Directional Drilling Results

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Figure 3: Island Gold Mine Longitudinal Main and East Areas - Underground Exploration Drilling Results

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Figure 4: Island Gold Mine Cross Section - Main and East Areas

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